

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2020

Dawn Dickson
Chief Executive Officer
Solutions Vending International, Inc.
997 N. Fourth Street
Columbus, OH 43201

> **Re: Solutions Vending International, Inc.**
> **Amendment No. 4 to**
> **Offering Statement on Form 1-A**
> **Filed June 18, 2020**
> **File No. 024-11184**

Dear Ms. Dickson:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 4 to Offering Statement on Form 1-A

Exhibits

1. Please file the complete escrow agreement (Exhibit 8.1). We note the reference to Schedule A, which is not included with the filed agreement. We also note that the maximum offering listed in the escrow agreement is not consistent with the amount disclosed in your offering memorandum. Please advise.

       You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Technology

cc: Jeffrey Marks